UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)


                              dreamlife, inc.
                            (formerly GHS, INC.)
 ---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 379333107
                            --------------------
                               (CUSIP Number)

                                David J. Roy
                              330 South Street
                               P.O. Box 1975
                     Morristown, New Jersey 07962-1975
                               (973) 290-2330
 ---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               July 18, 2001
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                        FORMS
------------------------------------------------------------------------------

CUSIP No. 379333107                  13D                Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

    OO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379333107                  13D                Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

    IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379333107                  13D                Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

    IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 to the Schedule 13D originally filed by CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons") on June 7, 1999, as amended December 29, 1999, and April 26, 2001, relating to shares of dreamlife, inc. (formerly GHS, Inc.) (the "Company") is being filed to disclose (i) the acquisition of 2,400,000 shares of Common Stock and (ii) the grant of options covering 2,000,000 shares of Common Stock owned by the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER

         Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add the following paragraphs:

     As described in the Company's press release dated July 18, 2001, the Company acquired Discovery Toys, Inc. on July 18, 2001 (the "Discovery Toys Transaction").

     As previously reported by the Company, Van Beuren Management, Inc. ("Van Beuren"), an affiliate of CDH, had made financial support available to the Company in respect of a loan (the "Loan"), in the principal amount of $2,400,000, from The Chase Manhattan Bank (the "Bank") to the Company. Concurrently with the consummation of the Discovery Toys Transaction, Van Beuren acquired the Loan upon release to the Bank of $2,400,000 of cash collateral previously made available by Van Beuren to the Bank. The Loan was then assigned by Van Beuren to CDH in return for a preferred interest in CDH, and then assigned by CDH to the Company for cancellation in exchange for 2,400,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is amended to add the following paragraph:

     Concurrently with the consummation of the Discovery Toys Transaction, CDH granted to two members of the Company's senior management, Peter Lund and Philicia Levinson, options to acquire shares of Common Stock. CDH granted Mr. Lund an option to acquire 1,600,000 shares of Common Stock at $1 per share, and granted Ms. Levinson an option to acquire 400,000 shares of Common Stock at $1 per share. The terms of the options are more fully described in the Option Agreements, which are attached as Exhibits hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended in its entirety as follows:

     (a) Each of the Reporting Persons is the beneficial owner of 4,850,000 shares of Common Stock, representing 8.6% of the issued and outstanding shares of Common Stock of the Company. In their capacity as managers of CDH, Messrs. Borowsky and Roy together irrevocably possess the sole power to vote and dispose of the Common Stock owned by CDH, and may be deemed to be the beneficial owner of such securities.

     The percentage of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 56,132,908 shares of Common Stock outstanding as of July 18, 2001, as reported in the Company's press release dated July 18, 2001.

     (b) Number of shares as to which CDH and Messrs. Borowsky and Roy have

          (i) sole power to vote or direct the vote:

          None.

          (ii) shared power to vote or direct the vote:

          4,850,000. See Item 2.

          (iii) sole power to dispose or to direct the disposition of:

          None.

          (iv) shared power to dispose of or direct the disposition of:

          4,850,000. See Item 2.

     (c) As more fully described in Item 3, on July 18, 2001, CDH acquired 2,400,000 shares of Common Stock in exchange for the Loan. As more fully described in Item 4, on July 18, 2001, CDH granted options to Peter Lund to acquire 1,600,000 shares of Common Stock and to Philicia Levinson to acquire 400,000 shares of Common Stock. On May 30, 2001, CDH purchased 150,000 shares of Common Stock from the Company for $1 per share.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER ITEM 6 IS AMENDED BY
         ADDING THE FOLLOWING:

     See Item 3 and Item 4.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     The following exhibits are added:

     1. Option Agreement, dated July 18, 2001, between CDH and Peter Lund.

     2. Option Agreement, dated July 18, 2001, between CDH and Philicia
        Levinson.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       CYL Development Holdings, LLC,
                                       a New Jersey limited liability company


Dated:    July 26, 2001                By:  /s/ David J. Roy
                                           ---------------------------------
                                           David J. Roy, Manager



Dated:    July 26, 2001                     /s/ Kurt T. Borowsky
                                           ---------------------------------
                                           Kurt T. Borowsky



Dated:    July 26, 2001                     /s/ David J. Roy
                                           ---------------------------------
                                           David J. Roy